UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
Commission File Number 001-08106
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below
The MasTec, Inc. 401(k) Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
MasTec, Inc.
800 S. Douglas Road, Suite 1200
Coral Gables, FL 33134

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Trustees
The MasTec, Inc. 401(k) Retirement Plan
Coral Gables, FL
We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
June 29, 2009
Miami, FL

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Investments, at fair value	$21,140,258	$27,983,125
Receivables:
Contributions from employer	99,420	103,733
Contributions from plan participants	75,769	106,580
Payables:
Refunds to plan participants	(376,298)	(351,472)

Total net assets available for benefits	$20,939,149	$27,841,966

See accompanying notes to the financial statements.

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

Additions to net assets attributed to:

Investment income (loss):
Dividend and interest income	$306,915
Net depreciation in fair value of investments	(5,428,221)

Total Investment (loss)	(5,121,306)

Contributions:
Employer	223,699
Participants	2,260,802
Rollover and other	102,209

2,586,710

Total additions (deductions)	(2,534,596)

Deductions to net assets attributed to:
Benefit payments	(1,864,645)
Cashout distributions	(2,382,177)
Administrative expenses	(121,399)

Total deductions	(4,368,221)

Net decrease in net assets available for benefits	(6,902,817)
Net assets available for benefits at beginning of year	27,841,966

Net assets available for benefits at end of year	$20,939,149

See accompanying notes to the financial statements.

The MasTec, Inc. 401(k)
Retirement Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A — DESCRIPTION OF PLAN
     Description of the Plan
The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. (the “Company”) who have completed at least six months of service. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
     Plan Amendment
Effective August 1, 2003, the Plan was amended and restated and a new custodian of the Plan was appointed. Plan assets transferred to the new custodian were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a “Black Out” period. During this period, there were no exchanges among employee-directed accounts until the custodian had time to accurately complete the conversion. At the end of the Black Out period, these funds were transferred to the new custodian and invested in the new funds. The amended and restated Plan document incorporated the new requirements of the Uruguay Round Agreements Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998. In late 2003, the Plan was again amended to take into account provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).
Effective March 28, 2005, the Plan adopted the automatic rollover rules, as specified by the EGTRRA, which mandate that a terminated participant with a vested balance of more than $1,000, but equal or less than $5,000 will have their vested account balance rolled over to an Individual Retirement Account (“IRA”) if the terminated participants fail to make a distribution election.
Effective April 1, 2007, the Plan was amended to allow participants to have only one outstanding loan at a time. The purpose of this amendment was to reduce the maximum number of outstanding loans per participant. Any participant, who had more than one outstanding loan as of April 1, 2007, was grandfathered in and thus able to keep multiple loans until the outstanding loan balances are paid off.
     Contributions
Each year, participants may elect to defer from 1% to 75% of pretax annual compensation received during the year, subject to certain limitations as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The Company, at its option, may make discretionary matching contributions for participants. Beginning with the first quarter of 2006, the Company re-instated its employer match program. The match is the lesser of 1% of the employee’s salary or 100% of the employee’s contribution to the Plan. The match is credited on a quarterly basis with the Company’s common stock.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits.
Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options daily.
The discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company. The Company matching contribution is in the form of Company common stock and is not subject to participant direction. During the year ended December 31, 2008, there were no discretionary contributions made to the Plan.
     Participants’ Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to Company contributions is forfeited. Forfeited balances of participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.
     Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. A participant becomes 100% vested in the remainder of his or her account upon the occurrence of any of the following events:
(a) The participant dies while in service as an employee;
(b) The participant becomes totally and permanently disabled while still in service as an employee; or
(c) The Plan is terminated by the Company.
Vesting in the Company contribution portion of their account plus actual earnings thereon is based on the years of vesting service. This is based upon the following gradual vesting scale:

Years of Service	Percentage
1	33%
2	66%
3 or more	100%
     Forfeitures
Forfeitures of nonvested participant account balances are allocated to the general funds of the Plan and are applied first to pay administrative expenses of the Plan paid for by the Company and then to reduce contributions otherwise required of the employer. At December 31, 2008 and 2007, unallocated forfeited accounts totaled $313,170 and $266,125, respectively.

     Participant Loans
A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan, including document preparation and filing fees. During 2007, the Plan was amended to only allow one loan per participant to be outstanding at any given time.
     Payments of Benefits
Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.
     Transfer of Assets
On April 1, 2008, the Company transferred all of the plan assets, totaling $24,310,209 to the new Trustee and Custodian Prudential Bank and Trust FSB. The conversion initiated a “Black Out” period from March 31, 2008 through April 14, 2008. During this period, there were no exchanges among employee-directed accounts until the custodian had time to accurately complete the conversion. At the end of the Black Out period, these funds were transferred to the new custodian and invested in the new funds.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Presentation
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Risks and Uncertainties
The Plan provides for various investment options for participants to choose in combinations of Company stock fund, pooled separate accounts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
     Administrative Expenses
All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

     Benefit Payments
Benefits are recorded when paid.
     Investment Valuation and Income Recognition
Plan investments are stated at estimated fair values. Participant loans are stated at cost plus accrued interest, which approximates their fair value. The MasTec, Inc. Stock is valued at its quoted price on the last business day of the Plan year. Estimated fair values of the pooled separate accounts and the fixed income fund have been determined based on the fair values of the funds. At December 31, 2008 Prudential Retirement and Annuity Company is the Trustee and custodian of the Plan. As described in Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in FSP AAG INV-1 and SOP 94-4-1.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the plan has adopted SFAS No. 157, “Fair Value Measurements”. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.
     Fair Value Measurements
SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table set forth by level within the fair value hierarchy of individual investments that represent the Plan’s net assets at December 31, 2008 are as follows:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investment Contract #768019 with Prudential:
MasTec, Inc. Stock (a)	$3,723,489	$—	$—	$3,723,489
Pooled separate accounts	2,956,953	1,504,242	—	4,461,195
Mutual Funds	5,645,533	—	—	5,645,533
Loans to participants	—	891,982	—	891,982
Guaranteed Income Fund	—	6,418,059	—	6,418,059

Total investment assets at fair value	$12,325,975	$8,814,283	$—	$21,140,258

(a) Includes nonparticipant-directed amounts
NOTE C — INVESTMENTS
The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are summarized below.

December 31, 2008
Investment Contract #768019 with Prudential:
Guaranteed Income Fund	$6,418,059
Growth Fund of America R3	2,499,009
Lge Cap Val/LSV Asset Mgmt	2,001,082
Core Plus Bond/PIMCO	1,504,242
AMER: Europacific Grow R3	1,480,467

MasTec, Inc. Stock (a)	$3,723,489
(a) Includes nonparticipant-directed amounts

December 31, 2007
Investment Contract #SF51706 with Mass Mutual:
SF Guaranteed	$4,229,400
Sel Blue Chip Growth (TRP)	3,129,001
Moderate Journey	2,766,740
Aggressive Journey	2,769,193
Ultra Aggressive Journey	2,028,288
MM Fundamental Value (Wellington)	1,991,302
MM Indexed Equity	1,639,635
MM Select Overseas (MFS / Harris)	1,401,919

MasTec, Inc. Stock Fund (a)	$3,562,612
(a) Includes nonparticipant-directed amounts
The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2008 as follows:

Participant Directed	$(5,461,979)
MasTec, Inc. Stock Fund (a)	33,758

$(5,428,221)

(a) Includes nonparticipant-directed amounts

NOTE D — INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan maintains a fully benefit-responsive investment contract with Prudential and Mass Mutual. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Prudential and Mass Mutual. As described in Note B, because the investment is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Prudential, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions. The average yield and crediting interest rates on the contract was 3.85% for 2008. The minimum crediting rate under the contract is 1.50%. Interest crediting rates are reviewed on a semi annual basis for resetting. Certain events limit the ability of the investment contract to transact at contract value with the issuer of its investment contracts. Specifically, any event outside the normal operation of the investment contract which causes a withdrawal from an investment may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the investment contract, (2) tax disqualification of the investment contract or participant, or (3) certain investment contract amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside the normal operation of the investment contract which would cause a withdrawal from an investment contract is not considered to be probable.
NOTE E — NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2008	2007
MasTec, Inc. Stock	$2,536,699	$2,477,362

Year Ended
December 31,
Changes in Net Assets	2008
Contributions	$387,513
Net appreciation in fair value of investments	403,109
Benefit payments	(257,623)
Administrative expenses	(65,826)
Other	(407,836)

$59,337

NOTE F — INCOME TAX STATUS
On April 1, 2008, the Company adopted the Prudential Insurance Co of America plan. This plan received a favorable opinion letter from the IRS on June 20, 2002 stating that the form of the plan is acceptable under Section 401(k) of the Internal Revenue Code (the “Code”).
On August 1, 2003, the Company adopted the Massachusetts Mutual Life Insurance Company FlexInvest Non-Standardized 401(k) Profit Sharing Plan which was in effect until March 31, 2008. This non-standardized prototype plan received a favorable opinion letter from the IRS on April 23, 2002 stating that the form of the plan is acceptable under Section 401(a) of the Internal Revenue Code (the “Code”).
Before restatement of the Plan in August 2003, the MasTec, Inc. 401(k) Retirement Plan was an individually designed Plan for which the IRS issued a favorable determination as to its tax-qualified status by letter dated September 5, 2002.
Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

NOTE G — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments include units of pooled separate accounts and a fixed income fund, managed by Prudential Retirement Insurance and Annuity Company is the custodian, as defined by the Plan, and therefore, such transactions are considered party-in-interest transactions. The Company is a related party and these transactions qualify as party-in-interest. In addition, there are $891,982 and $903,586 in outstanding participant loans as of December 31, 2008 and 2007, respectively.
NOTE H — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer Contributions.

The MasTec, Inc.
401(k) Retirement Plan
Employer Identification Number 65-0829355
Plan # 002
SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value
*	Investment Contract #768019 with Prudential Retirement and Annuity Company:
	Guaranteed Income Fund	Fixed Income Fund	**	$6,418,059
	Growth Fund of America R3	Mutual Fund	**	2,499,009
	Lge Cap Val / LSV Asset Management	Pooled Separate Account	**	2,001,082
	Core Plus Bond / PIMCO	Pooled Separate Account	**	1,504,242
	Amer: Europacific Grow R3	Mutual Fund	**	1,480,467
	Dryden S&P 500 Index Fund	Pooled Separate Account	**	955,871
	Allianz NFJ Sm Cap Val	Mutual Fund	**	796,920
	Alger Mid Cap Grow Inst I	Mutual Fund	**	505,507
	Wells Fargo Adv Sm Cap A	Mutual Fund	**	203,756
	Columbia Mid Cap Value Z	Mutual Fund	**	159,874

				16,524,787

*	MasTec, Inc. Stock	Separate Account	$2,748,833	3,723,489
*	Participants’ Loans	Loans (interest rates range from 5.25% to 10.00%)		891,982

				$21,140,258

*	Represents a party-in-interest

**	Not applicable as the investment is participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan
/s/ Jose R. Mas
Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 29, 2009	/s/ C. Robert Campbell
C. Robert Campbell
Chief Financial Officer of MasTec, Inc.